UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2005
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-15449

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:
The Stewart Enterprises
Puerto Rico Employees’ Retirement Trust
B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, LA 70121

STEWART ENTERPRISES
PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
December 31, 2005
Audits of Financial Statements
December 31, 2005
and
December 31, 2004

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosures under ERISA have been omitted because they are not applicable.

To the Participants and Administrator of
Stewart Enterprises Puerto Rico Employees’ Retirement Trust
Report of Independent Registered Public Accounting Firm
     We have audited the accompanying statements of net assets available for benefits of STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
LaPorte Sehrt Romig Hand
A Professional Accounting Corporation
Metairie, Louisiana
June 20, 2006

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
INVESTMENTS, AT FAIR VALUE
Cash Equivalents	$317,824	$283,062
Mutual Funds — Fixed Income	532,663	544,648
Mutual Funds — Equity	588,564	598,424
Mutual Funds — Mixed	491,709	444,727
Stewart Enterprises Company Stock Fund	331,921	470,399
Participant Loans, at Contract Value	351,265	229,657

Total Investments, at Fair Value	2,613,946	2,570,917

RECEIVABLES
Employer Contributions	41,604	51,512
Participant Contributions	858	501

Total Receivables	42,462	52,013

NET ASSETS AVAILABLE FOR BENEFITS	$2,656,408	$2,622,930

The accompanying notes are an integral part of these financial statements

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2005	2004
ADDITIONS
Investment (Loss) Income:
Net (Depreciation) Appreciation in Fair Value of Investments	$(105,067)	$241,805
Interest and Dividends	75,488	49,493

Total	(29,579)	291,298

Contributions:
Employer	103,902	111,738
Participant	180,562	176,696

Total	284,464	288,434

Total Additions	254,885	579,732

DEDUCTIONS
Benefits and Withdrawals Paid to Participants	194,672	640,741
Loan Fees	26,735	21,424

Total Deductions	221,407	662,165

NET INCREASE (DECREASE) PRIOR TO NET TRANSFERS FROM OTHER PLAN	33,478	(82,433)

TRANSFERS FROM OTHER PLAN, NET	—	41,812

NET INCREASE (DECREASE)	33,478	(40,621)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,622,930	2,663,551

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,656,408	$2,622,930

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS
NOTE A
DESCRIPTION OF THE PLAN
PLAN DESCRIPTION
     The following description of the STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST (the “Plan”) provides only general information. The Plan is part of the Banco Popular de Puerto Rico Master Defined Contribution Plan. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
GENERAL
     The Plan, which is a defined contribution plan under the Department of Treasury Code 165E, was established by Stewart Enterprises, Inc. (the Company), the Plan sponsor, for the benefit of its Puerto Rico employees. The Plan became effective January 1, 2003, when the Company adopted the Banco Popular de Puerto Rico Master Defined Contribution Retirement Plan. Individuals employed in Puerto Rico by the Company or certain of its subsidiaries and affiliates are eligible to participate in the Plan upon reaching the age of 21 and the completion of one year of service. Employees in Puerto Rico who were formerly participating in the Stewart Enterprises Employees’ Retirement Trust had their account balances transferred to the Plan in February 2003.
PLAN ADMINISTRATION
     The administration of the Plan is the responsibility of the Company through its appointed Plan Administrative and Investment Committee. Administrative expenses incurred by the Plan are borne by the Plan. The responsibility for the investment, reinvestment, control and disbursement of the funds rests with Banco Popular de Puerto Rico (Trustee) and Massachusetts Financial Services (Agent) acting as the agent of the Trustee and record keeper to the Plan, respectively.
CONTRIBUTIONS
     Eligible employees may contribute from 1% to 10% of compensation to the Plan up to a maximum of $8,000 annually. This amount represents the employees’ qualified contribution. Employee contributions, up to 5 percent of earnings, are eligible for Company matching contributions at the rate of $0.50 for each $1.00 contributed. Eligible employees may contribute to the Plan each pay period through payroll deductions.
     Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, the Stewart Enterprises Company Stock Fund and two money market funds as investment options for participants.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS
NOTE A
DESCRIPTION OF THE PLAN (Continued)
CONTRIBUTIONS (Continued)
     The Company’s discretionary contribution to the Plan is determined each year by the Administrative and Investment Committee and submitted to the Company’s Chief Executive Officer for approval. The maximum contribution by the Company in any one year, including all matching contributions, cannot exceed 15% of total compensation of all participants. The discretionary contribution is allocated among participants in the ratio that the total of each participant’s Plan compensation bears to the Plan compensation for all participants eligible to share in discretionary Company contributions for such Plan year as defined by the Plan. Discretionary Company contributions shall be allocated to the accounts of participants who have completed one year of service and are employed by the Company on the last day of the Plan year. If any employee terminates and is not vested, any discretionary or matching contributions credited to the participant’s account are forfeited and are treated as outlined under “Forfeited Accounts” below. The Company contributed $74,588 and $70,654 in matching contributions to the Plan in 2005 and 2004, respectively. Additionally, the Company made $29,314 and $41,084 in discretionary contributions in 2005 and 2004, respectively.
PARTICIPANT ACCOUNTS
     Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution and discretionary contributions and (b) Plan earnings or losses. Prior to January 1, 2005, participants were also eligible for an allocation of forfeitures of terminated participants’ non-vested matching and discretionary accounts. Each participant’s account is also charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is limited to the participant’s vested account.
VESTING
     Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, with participants becoming 100% vested after three years of credited service.
PARTICIPANT LOANS
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, in accordance with the Department of Labor’s regulations on loans to participants. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 6.00% to 9.25% per year, which are commensurate with local prevailing rates as determined by the Plan administrator. The term of the loans can range from a minimum of one year to a maximum of five years. Principal and interest is paid ratably through monthly payroll deductions.
BENEFIT PAYMENTS
     On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments, as defined by the Plan.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS
NOTE A
DESCRIPTION OF THE PLAN (Continued)
FORFEITED ACCOUNTS
     Prior to January 1, 2005, forfeited discretionary Company contributions and Company matching contributions were to be allocated to participants in the same manner as the Company’s discretionary contribution. The Plan was amended effective January 1, 2005 such that forfeitures will no longer be allocated to participants, but instead will be used to offset Company contributions or administrative expenses of the Plan. At December 31, 2005 and 2004, the amount of forfeitures relating to years prior to 2005 and yet to be allocated totaled $3,864. As of December 31, 2005 and 2004, forfeited non-vested accounts not required to be allocated to participants totaled $1,024 and $-0-, respectively.
NOTE B
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
     The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Plan that are available for benefits and the related changes in those net assets.
     The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of the investments.
INVESTMENT VALUATION AND INCOME RECOGNITION
     The Plan’s mutual fund investments are stated at fair value. Quoted market prices are used to determine fair value. Cash equivalents consist of money market funds at market value. The Plan’s investment in Stewart Enterprises, Inc. Class A Common Stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is accrued as earned.
PAYMENT OF BENEFITS
     Benefits are recorded when paid.
USE OF ESTIMATES
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
RISK AND UNCERTAINTIES
     The Plan invests in a combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS
changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE C
     INVESTMENTS
          Information relative to investments at December 31, 2005 and 2004 is as follows:

		December 31,
		2005	2004
Cash Equivalents
*	MFS Fixed Fund — Institutional Series	$280,390	$266,567
	MFS Money Market Fund	37,434	16,495

		317,824	283,062

Mutual Funds — Fixed Income
*	MFS Bond Fund	461,907	479,540
	Legg Mason Value Trust Fund	70,756	65,108

		532,663	544,648

Mutual Funds — Equity
*	Massachusetts Investors Trust	406,733	435,299
	MFS New Discovery Fund	8,996	7,823
	MFS Emerging Growth Fund	96,943	77,507
	Legg Mason Special Investment Fund	27,640	26,189
	MFS Global Equity Fund	37,811	38,994
	MFS Core Growth Fund	251	157
	Legg Mason Opportunity Trust	1,811	5,150
	Royce Total Return Trust	8,379	7,305

		588,564	598,424

Mutual Funds — Mixed
*	MFS Asset Allocation Fund — Growth	158,223	164,383
*	MFS Asset Allocation Fund — Moderate	223,433	186,945
	MFS Asset Allocation Fund — Conservative	110,053	93,399

		491,709	444,727

*	Stewart Enterprises Company Stock Fund**	331,921	470,399

Participant Loans		351,265	229,657

		$2,613,946	$2,570,917

*	Denotes investment exceeding 5% of the net assets available for benefits.

**	A portion of this fund includes $12,036 and $13,082 of uninvested cash at December 31, 2005 and 2004, respectively.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS
NOTE C
INVESTMENTS (Continued)
     During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought and sold during the year) appreciated (depreciated) in value as follows:

	December 31,
	2005	2004
Mutual Funds	$(200,315)	$130,166
Stewart Enterprises Company Stock Fund	95,248	111,639

Net (Depreciation) Appreciation in Investments	$(105,067)	$241,805

NOTE D
PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become immediately 100% vested in their accounts.
NOTE E
SPIN-OFF FROM STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
     Effective January 1, 2003, the Stewart Enterprises Employees’ Retirement Trust (SEERT) is no longer being offered to the Company’s Puerto Rico employees. All the assets and liabilities of the SEERT associated with the account balances for those employees were spun-off into the Plan. The total net amount transferred to the Plan during 2004 was $41,812, which is included in the Transfer from Other Plan, Net on the Statements of Changes in Net Assets Available for Benefits.
NOTE F
TAX STATUS
     The Plan obtained its latest determination letter on April 16, 2003, in which the Puerto Rico Treasury Department stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code of Puerto Rico. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS
NOTE G
RELATED PARTY TRANSACTIONS
     Certain Plan investments are shares of mutual funds managed by the Agent. The Agent is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Any transactions involving these investments are made on the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the provision of the party-in-interest transactions under ERISA.
     Participants may elect to invest in the common stock of the Company, the sponsor of the Plan. In 2005, the Plan sold 8,323 shares of Company common stock with a market value of $58,186. In 2004, the Plan sold 18,352 shares of Company common stock with a market value of $127,641. Net realized (loss) gain related to the sale of Company stock by the Plan was $(7,223) and $23,402 for the years ended December 31, 2005 and 2004, respectively, which is included in the net appreciation (depreciation) disclosed in Note C. Net unrealized gains related to the Company stock held by the Plan were $102,471 and $88,237 for the years ended December 31, 2005 and 2004, respectively, which is included in the net appreciation (depreciation) disclosed in Note C.
NOTE H
SUBSEQUENT EVENT
     As indicated in Note A, prior to January 1, 2005, forfeited discretionary Company contributions and Company matching contributions were required to be allocated to eligible participants in the same manner as the Company’s discretionary contribution. This requirement was removed with respect to years 2005 and following. Forfeitures generated in 2003 and 2004, totaling $3,864, plus earnings of approximately $800, were allocated to participants in accordance with the above requirements in June 2006. The June allocations were performed in a manner intended to comply with the IRS Employee Plans Compliance Resolution System.

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST
SUPPLEMENTAL SCHEDULE — EIN 72-0693290 PLAN 002
SCHEDULE H LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issuer	Description of Investment	Cost	Value
*	MFS Fixed Fund — Institutional Series	Money Market	**	$280,390
*	MFS Money Market Fund	Money Market	**	37,434

				317,824

*	MFS Bond Fund	Mutual Fund — Fixed Income	**	461,907
	Legg Mason Value Trust Fund	Mutual Fund — Fixed Income	**	70,756

				532,663

*	Massachusetts Investors Trust	Mutual Fund — Equity	**	406,733
*	MFS New Discovery Fund	Mutual Fund — Equity	**	8,996
*	MFS Emerging Growth Fund	Mutual Fund — Equity	**	96,943
	Legg Mason Special Investment Fund	Mutual Fund — Equity	**	27,640
*	MFS Global Equity Fund	Mutual Fund — Equity	**	37,811
*	MFS Core Growth Fund	Mutual Fund — Equity	**	251
	Legg Mason Opportunity Trust	Mutual Fund — Equity	**	1,811
	Royce Total Return Trust	Mutual Fund — Equity	**	8,379

				588,564

*	MFS Asset Allocation Option — Growth	Mutual Fund — Mixed	**	158,223
*	MFS Asset Allocation Option — Moderate	Mutual Fund — Mixed	**	223,433
*	MFS Asset Allocation Option — Conservative	Mutual Fund — Mixed	**	110,053

				491,709

*	Stewart Enterprises Company Stock Fund	Blend of Stewart Enterprises, Inc.
	(Including $12,036 of Uninvested Cash)	Class A Common Stock and Cash	**	331,921

*	Participant Loans	Interest rates ranging from 6.00% to 9.25% and maturing from January 1, 2006 to January 11, 2011	—	351,265

	Total Assets Held			$2,613,946

*	Denotes a party-in-interest.

**	Historical cost is not required, as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stewart Enterprises, Inc.
(Administrator of the Stewart Enterprises
Puerto Rico Employees’ Retirement Trust)

June 29, 2006	/s/THOMAS M. KITCHEN Thomas M. Kitchen
Chief Financial Officer and
Acting Chief Executive Officer

STEWART ENTERPRISES PUERTO RICO EMPLOYEES’ RETIREMENT TRUST

Exhibit
Number
23.1	Consent of Independent Registered Public Accounting Firm